U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
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ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a) NAME OF ISSUER                           (b) IRS IDENT. NO.     (c) S.E.C.
FILE NO.
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EastBridge Investment Group Corp        86-1032927             0-52282
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1(d) ADDRESS OF ISSUER  STREET                     (e) TELEPHONE NO.
2101 E. Broadway, #30  STATE  ZIP CODE  AREA CODE  AND NUMBER
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     Tempe, AZ 85282
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                                                               (c)
  2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) IRS      RELATIONSHIP
      THE SECURITIES ARE TO BE SOLD   IDENT. NO.TO ISSUER    (d) ADDRESS
CITY         STATE        ZIP CODE
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Keith Wong                                     CEO             8040 E. Morgan
Trail, #18, Scottsdale, AZ 85258
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INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN
THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C. FILE NUMBER.
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3(a)    (b)    SEC USE ONLY   (c)     (d)    (e)      (f)    (g)
NAME AND ADDRESS
OF EACH BROKER
THROUGH WHOM     THE  NUMBER OF  NUMBER OF          NAME OF
SECURITIES ARE TO     SHARES OR      SHARES OR    APPROXIMATE  EACH
BE OFFERED OR OTHER UNITS    AGGREGATE   OTHER UNITS  DATE OF SALE SECURITIES
EACH MARKET MAKER  TO BE SOLD MARKET VALUE OUTSTANDING   (See instr. EXCHANGE
TITLE OF THE CLASS OF  WHO IS ACQUIRING  BROKER-DEALER
(See instr.(See instr.(See instr. 3(f)) (See instr.
SECURITIES TO BE SOLD     THE SECURITIES    FILE NUMBER  3(c)) 3(d))
3(e))   (M0. DAY YR.)  3(g))
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COMMON STOCK
      1,100,000     $77,000  June 4, 08  110,000,000   OTCBB
 Park Financial Group, Inc.
 485 N Keller Rd. Suite 180
 Maitland, FL 32751
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1.

(a)  Name of issuer.

(b)  Issuer's IRS Identification Number.

(c)  Issuer's SEC file number, if any.

(d)  Issuer's address, including zip code.

(e)  Issuer's telephone number, including area code.

2.

(a)  Name of person for whose account the securities are to be sold.

(b) Such person's or I.R.S. Identification number, if such a person is an entity.

(c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

(d)  Such person's address, including zip code.

3.

(a)  Title of the class of securities to be sold.

(b) Name and address of each broker through whom the securities are intended to be sold.

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

(f)  Approximate date on which the securities are to be sold.

(g) Name of each securities exchange, if any, on which the securities are intended to be sold.


                                                TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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              NAME OF PERSON FROM
                  WHOM ACQUIRED       AMOUNT OF
                         DATE YOU  (If gift, also give date donor acquired)
                      SECURITIES    DATE OF   NATURE OF
TITLE OF THE CLASS   ACQUIRED NATURE OF ACQUISITION TRANSACTION
 ACQUIRED     PAYMENT    PAYMENT
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Common Stock
               Dec 31, 07 stock option shares
                                               1,333,333 Dec 31, 08  s8 option

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INSTRUCTIONS:  1.   If the securities were purchased and full payment
therefor was not made in cash at the time of purchase,
                    explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

            2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3)
                    of Rule 144, furnish full information with respect thereto.

       TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

       Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                   AMOUNT OF
NAME AND ADDRESS OF SELLER    TITLE OF SECURITIES SOLD
DATE OF SALE  SECURITIES SOLD  GROSS PROCEEDS
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Keith Wong, 8040 E. Morgan Trail, Unit 18, Scottsdale, AZ 85258,
Common Stock, Various Dates,  1,065,851  $79,938
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REMARKS:

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INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

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                                                          June 4, 08
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                                                        DATE OF NOTICE
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                                                     /S/ Keith Wong
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                                                          (SIGNATURE)

        The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
              Any copies not manually signed shall bear typed or printed signatures.

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     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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